Exhibit 99.3

February 25, 2021	News Release 21-07

Pretivm Reports 2020 Operating and Financial Results; Achieves Guidance,
Delivers Record High Free Cash Flow and Significantly Reduces Debt

Fourth Quarter (“Q4”) and Full Year 2020 (“2020”) Highlights:

●	2020 production and financial guidance achieved

●	Gold production – Q4: 88,299 ounces; 2020: 347,743 ounces

●	AISC[1] – Q4: $1,009 per ounce of gold sold; 2020: $981 per ounce of gold sold

●	Free cash flow[1] – Q4: $177.8 million; 2020: $369.2 million

●	Revenue - Q4: $169.6 million; 2020: $617.6 million

●	Received proceeds from the sale of Snowfield of $100.0 million

●	Repaid $226.7 million of debt including a discretionary payment of $160.0 million

●	End of quarter cash balance: $174.8 million

All amounts are in US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD &A”) for the years ended December 31, 2020 and 2019, available on the Company’s website and on SEDAR and EDGAR.

Vancouver, British Columbia, February 25, 2021; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces operating and financial results for the fourth quarter and full year 2020 (see “Key Operating Metrics” and “Key Financial Metrics” tables below).

“2020 proved to be an exceptionally challenging year, yet thanks to the hard work and perseverance of our team we were still able to achieve both our financial and production guidance, for the first time in the Company’s history, as well as improve our Mineral Reserve reconciliation compared to previous years,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “In 2020 we produced a record free cash flow of $369 million from the production of nearly 348,000 ounces of gold, generating almost $618 million in revenue and realizing $100 million in cash proceeds from the sale of the Snowfield Project.”

“In spite of these excellent results, we cannot forget the tragic accident that occurred at the end of July. We have refocused our efforts and are implementing changes to improve our safety performance and culture. The well being and safety of our workforce remains our most important core value.”

“We are continuing to manage the COVID-19 outbreak at the Brucejack mine while those affected have so far exhibited limited symptoms. Fortunately, operational disruptions have been minimized and we are standing by our previously disclosed guidance for 2021.”

1 Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

Fourth Quarter and Full Year 2020 Operating and Financial Highlights

Key Operating Metrics

	3 months ended Dec. 31,		Year ended Dec. 31,
	2020	2019	2020	2019
Gold produced (oz)	88,299	96,237	347,743	354,405
Head grade (g/t gold)	8.9	8.3	8.5	8.7
Gold recovery (%)	97.4	96.8	97.0	96.9
Silver produced (oz)	107,930	147,988	472,163	516,977
Gold sold (oz)	90,348	93,248	347,923	351,348
Silver sold (oz)	89,547	110,774	392,071	420,440
Ore mined (wet tonnes)	323,581	388,744	1,377,912	1,359,403
Mining rate (tpd)	3,517	4,225	3,765	3,724
Ore milled (dry tonnes)	309,661	373,954	1,307,483	1,303,001
Mill throughput (tpd)	3,366	4,065	3,572	3,570

Abbreviations: t (tonnes), tpd (tonnes per day), g/t (gram per tonne), Au (gold) and oz (ounces).

Key Financial Metrics

	3 months ended Dec. 31,		Year ended Dec. 31,
In thousands of USD, except for per ounce data	2020	2019	2020	2019
Revenue	169,582	135,484	617,585	484,540
Cost of sales ($)	108,035	89,627	396,304	333,157
Cost of sales ($/oz of gold sold)[1]	1,196	961	1,139	948
Earnings from mine operations ($)	61,547	45,857	221,281	151,383
Net (loss) earnings ($)	(108,110)	20,049	(38,438)	40,917
Net (loss) earnings ($/share)	(0.58)	0.11	(0.21)	0.22
Adjusted earnings ($)[1,2]	51,877	33,124	177,787	100,688
Adjusted earnings ($/share)[1,2]	0.28	0.18	0.95	0.55
Cash generated by operating activities ($)	89,269	66,133	317,309	225,073
Free cash flow ($)[1]	177,843	49,747	369,202	184,248
Production cost ($/milled dry tonne)	217	162	195	173
Total cash cost ($/oz)[1]	819	692	777	680
AISC ($/oz)[1]	1,009	866	981	888
Average realized price ($/oz)[1]	1,914	1,480	1,799	1,405
Long-term debt ($)[3]	195,958	397,253	195,958	397,253
Cash & cash equivalents ($)	174,753	23,174	174,753	23,174

1.	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

2.	Adjusted earnings exclude specific items not reflective of the underlying operations, including: gain (loss) on financial instruments at fair value, amortization of Loan Facility (defined below) transaction costs, accretion on convertible notes, loss on sale of Snowfield and deferred income tax expense.

3.	As at December 31, 2020, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $66.7 million (2019 - $66.7 million).

2020 Results Relative to Guidance

The Company produced 347,743 ounces of gold in 2020, slightly above the midpoint of its guidance range of 325,000 ounces to 365,000 ounces. The average annual gold grade was 8.5 grams per tonne, on the high-end of our guidance range of 7.6 grams per tonne to 8.5 grams per tonne at an average gold recovery of 97.0%.

Total cash costs1 and all-in sustaining costs (“AISC”) for the year were $777 and $981 per ounce of gold sold, respectively. These were at the low end of our updated financial guidance. In the second quarter of 2020, annual financial guidance for 2020 was updated to include costs for COVID-19 and additional drilling with our total cash costs guidance range of $750 to $860 per ounce of gold sold and our AISC guidance range of $960 to $1,120 per ounce gold sold.

Free cash flow1 for the year was $369.2 million, including the proceeds from the sale of Snowfield in the amount of $100.0 million, at an average realized gold price1 of $1,799 per ounce, exceeding our revised free cash flow forecast range of $205.0 million to $275.0 million, which was based on an average realized gold price of $1,800 per ounce.

The Company reduced debt by $226.7 million, which exceeded our targeted debt reduction range of $80.0 million to $150.0 million.

Impact of COVID-19

The Company’s primary commitment is the safety and health of its employees, contractors and neighbouring communities in northwest British Columbia (“BC”).

On February 10, 2021, a COVID-19 outbreak was verbally declared at the Brucejack Mine by the BC Northern Health Medical Health Officer. To protect the health and safety of our workforce and local communities, the Company implemented enhanced outbreak protocols which included restrictions on travel to and from the Brucejack Mine camp while site wide testing was conducted and an assessment by BC Northern Health could be completed. At the Brucejack Mine camp 453 tests were conducted and based on those results, it was determined that the large majority of positive cases were restricted to a limited cluster.

On February 17, 2021 it was announced that the travel restrictions had been lifted with additional protocols and procedures developed in collaboration with local indigenous partners and BC Northern Health. These protocols include rigorous testing of all employees and contractors.

Throughout the outbreak, mine and mill production continued. The Company is assessing the potential impact on operations and will continue to closely monitor the situation and provide updates as appropriate.

Currently, the Company is managing cases of COVID-19 among employees and contractors at the Brucejack Mine. All are in isolation, remain in good health and have exhibited limited symptoms. In partnership with BC Northern Health, contact tracing was undertaken to determine the potential for additional exposures. Close contacts, identified through the tracing process, have been notified and moved into isolation. Isolation protocols will remain in effect for the duration established by BC Northern Health, with regular monitoring for COVID-19 symptoms.

Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the directives provided by federal, provincial and regional authorities and all applicable orders issued by the Provincial Health Officer.

1 Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

The Company incurred $8.3 million of additional costs in 2020 related to employee salaries, travel costs, contractors and consultants to sustain operations with enhanced safety measures in effect. As the threat of COVID-19 remains a risk, the Company expects to continue to incur additional costs to safely sustain operations.

Fourth Quarter and Full Year 2020 Production Overview

As previously announced, the Company reported a fatality resulting from an incident that occurred on July 31, 2020 at the Brucejack Mine. The tragic incident occurred during maintenance at a support facility on surface. The safety and well-being of our workforce is our most important core value and we have renewed our commitment to improve our safety performance and culture.

During the fourth quarter, the Brucejack Mine produced 88,299 ounces of gold and 107,930 ounces of silver. For the comparable period in 2019, the Company produced 96,237 ounces of gold and 147,988 ounces of silver. The decrease in production was due to decreased tonnes processed during the quarter, partially offset by higher gold grade.

In the full year 2020, the Brucejack Mine produced 347,743 ounces of gold and 472,163 ounces of silver. In the comparable period in 2019, the Company produced 354,405 ounces of gold and 516,977 ounces of silver. The decrease in production was due to decreased head grade resultant from the areas mined during the year partially offset by tonnes milled.

At the end of the year, there were 2,766 ounces of gold doré and 1,142 ounces of gold in concentrate in finished goods inventory recorded at a cost of $1,061 per ounce, which includes depreciation and depletion.

During the fourth quarter, a total of 309,661 tonnes of ore, equivalent to a throughput rate of 3,366 tonnes per day, were processed. This was a decrease from the comparable period in 2019, in which a total of 373,954 tonnes of ore, equivalent to a throughput rate of 4,065 tonnes per day, were processed.

In the full year 2020, a total of 1,307,483 tonnes of ore, equivalent to a throughput rate of 3,572 tonnes per day, were processed. This was similar to 2019, in which a total of 1,303,001 tonnes of ore, equivalent to a throughput rate of 3,570 tonnes per day, were processed.

During the 2020 periods, the mill operated below the permitted level of 3,800 tonnes per day due to scheduled and unscheduled maintenance, a major scheduled shutdown to replace the apron feeder at the underground crusher, a temporary compassionate suspension of activities after the fatal incident, a focus on lateral development and stope availability. In the comparable periods in 2019, the mill underwent a period of planned production ramp-up, following receipt of our amended permits in late 2018 to increase the rate of production from 2,700 tonnes per day to 3,800 tonnes per day.

The mill feed grade averaged 8.9 grams per tonne gold for the fourth quarter 2020 compared to 8.3 grams per tonne gold in the fourth quarter 2019. For 2020, the mill feed grade averaged 8.5 grams per tonne gold compared to 8.7 grams per tonne gold in 2019.

Gold recovery for the fourth quarter 2020 was 97.4% compared to 96.8% in the fourth quarter 2019. Gold recovery for 2020 was 97.0%, compared to 96.9% in 2019.

During the fourth quarter 2020, 323,581 wet tonnes of ore were mined, equivalent to a mining rate of 3,517 tonnes per day compared to 388,744 wet tonnes of ore, equivalent to a mining rate of 4,225 tonnes per day in the fourth quarter 2019. The decrease in wet tonnes of ore mined during the period was due to a major shutdown for planned maintenance.

In 2020, 1,377,912 wet tonnes of ore were mined, equivalent to a mining rate of 3,765 tonnes per day compared to 1,359,403 wet tonnes of ore, equivalent to a mining rate of 3,724 tonnes per day in 2019.

Lateral development continued at a targeted rate of approximately 1,000 meters per month. During the fourth quarter 2020, a total 3,362 meters of lateral development were completed. In 2020, a total of 12,455 meters of lateral development and 366 meters of vertical development were completed.

Diamond drilling activity continued to progress during the fourth quarter 2020 with up to five diamond drills on site conducting infill and resource drilling. Infill diamond drilling targeted Mineral Reserves proximal to mine infrastructure to build stope inventory and provide flexibility for near term mining. A total of 14,310 meters and 71,995 meters of infill diamond drilling were completed fourth quarter and full year 2020, respectively.

We expect to continue to focus on advancing underground development to expand mine access at depth and to the west. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production and additional platforms for resource expansion drilling.

Resource expansion drilling continued through the fourth quarter 2020 with 22,730 meters completed within the North Zone to target previously intersected mineralization outside of the current Mineral Resource. A total of 27,780 meters has been completed since the program commenced in the third quarter of 2020.

The test reverse circulation (“RC”) drilling grade control program was introduced in staged phases, with the first drill in operation at the beginning of the second quarter on the 1080-meter level. A total of 22,317 meters and 75,953 meters of test RC drilling were completed in the fourth quarter and full year 2020, respectively. Two RC drills will continue to be used in combination with diamond drills to provide more comprehensive data to define stope shapes.

2020 Mineral Resource Expansion Underground Drill Program – North Block Phase 1 Results

High-grade gold mineralization was identified in three new areas during Phase 1 drilling of the North Block Zone in 2020. Four intersections assayed above 1,000 grams per tonne gold. Results include high-grade gold mineralization intercepts up to 300 meters from the current resource shell, including 19.3 grams per tonne gold over 9.0 meters in VU-2792 and 2,590 grams per tonne gold over 1.0 meter in VU-2794.

The North Block Zone is located directly to the north of the Valley of the Kings deposit. The 2020 mineral resource expansion program was designed to test for Valley of the Kings style mineralization to the north and at depth. Phase 1 of the program was drilled from the 1050-meter level of the mine to target an area extending up to 300 meters north of the current resource shell. Phase 2 of the program was also drilled in 2020 to target an area up to 450 meters north of the current resource shell, and those drill results are pending.

Phase 1 of the North Block resource expansion program comprised 7,011 meters in 38 drill holes. Drilling identified three new zones: (1) an extension of the Domain 13 Stockwork, which is currently being mined in the Valley of the Kings, (2) a newly identified corridor of gold mineralization in the footwall of the Domain 13 structure, located 300 meters north of the current resource shell, and (3) a previously unidentified zone of gold mineralization located within 50 meters of existing development. See our news release dated February 25, 2021 for more information, including assay results.

Fourth Quarter 2020 Financial Overview

Net and comprehensive loss for the fourth quarter 2020 was $108.1 million or $0.58/share compared to net and comprehensive earnings of $20.0 million or $0.11/share for the fourth quarter 2019. Net loss was impacted by the sale of Snowfield which resulted in a loss on sale of exploration and evaluation asset of $132.1 million and a deferred income tax expense impact of $17.9 million. Net loss was also impacted by an increase in production costs, costs due to COVID-19 and depreciation and depletion expense due to the 2020 Mineral Reserve (defined below) update. This was partially offset by higher gold prices realized on ounces sold.

Adjusted earnings for the fourth quarter 2020 were $51.9 million or $0.28 per share compared to of $33.1 million or $0.18 per share for the fourth quarter 2019. The adjusted earnings increase in the fourth quarter 2020 was primarily the result of higher gold prices realized.

For the fourth quarter 2020, the Company generated revenue of $169.6 million which included $171.6 million of revenue from contracts with customers plus a loss on trade receivables at fair value related to provisional pricing adjustments of $2.0 million. During fourth quarter 2019, the Company generated revenue of $135.5 million which included $134.1 million of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $1.4 million. The increase in revenue in the fourth quarter 2020 was the result of higher gold prices realized on ounces sold partially offset by lower gold ounces sold in the period due to lower production and the timing of sales.

In the fourth quarter 2020, the Company sold 90,348 ounces of gold, at an average realized price of $1,914 per ounce generating $169.5 million in revenue from contracts with customers. In the fourth quarter 2019, the Company sold 93,248 ounces of gold, at an average realized price of $1,480 per ounce generating $132.3 million in revenue from contracts with customers. The average London Bullion Market Association (“LBMA”) AM and PM market price over the fourth quarter 2020 was $1,875 (2019 – $1,482) per ounce of gold.

Total cost of sales for the fourth quarter 2020 were $108.0 million or $1,196 per ounce of gold sold compared to $89.6 million or $961 per ounce of gold sold in the fourth quarter 2019. Cost of sales includes production costs, depreciation and depletion, site share-based compensation, royalties and selling costs, and changes in inventories, reflecting the difference between produced and sold ounces.

In the fourth quarter 2020, production costs, after adjustments for changes in inventories, were $70.7 million compared to $61.0 million in the fourth quarter 2019. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs increased in respect of contractors, supplies and consumables due to additional lateral development and definition drilling and the major scheduled shutdown to replace the apron feeder at the underground crusher. Mining and processing costs per tonne also increased due to lower tonnes mined and milled in the quarter. During the quarter, mine general and administrative costs increased due to the due to COVID-19 safety protocols.

Total cash costs for the fourth quarter 2020 were $819 per ounce of gold sold compared to $692 per ounce of gold sold in the fourth quarter 2019. Total cash costs increased to higher production costs for additional lateral development and definition drilling as well travel costs associated with COVID-19 safety protocols. Total cash costs per ounce of gold sold also increased due to lower gold ounces sold in the period.

AISC for the fourth quarter 2020 totaled $1,009 per ounce of gold sold compared to $866 per ounce of gold sold in the fourth quarter 2019. AISC increased for the same reasons as total cash costs, as well as higher sustaining capital expenditures, costs associated with the departure of former officers, partially offset by higher silver by-product credits and lower treatment and refinery charges. Costs associated with COVID-19 safety protocols and the departure of former officers impacted AISC by $37 per ounce of gold sold.

During the fourth quarter 2020, the Company incurred $7.1 million on sustaining capital expenditures compared to $3.3 million in the fourth quarter 2019. Significant sustaining capital expenditures during the fourth quarter 2020 included Mineral Resource drilling and drill equipment ($2.6 million), the purchase of mining equipment ($1.0 million) and capitalized development costs ($0.5 million). In fourth quarter 2019, sustaining capital expenditures included capitalized development costs, the construction of underground maintenance facilities and the purchase of underground and surface mobile equipment.

Full Year 2020 Financial Overview

Net and comprehensive loss for 2020 was $38.4 million compared to net and comprehensive earnings of $40.9 million in 2019. Net loss was impacted by the sale of Snowfield which resulted in a loss on sale of exploration and evaluation asset of $132.1 million and a deferred income tax expense impact of $17.9 million. Net loss was also impacted by an increase in production costs including costs due to COVID-19 and depreciation and depletion expense due to the 2020 Mineral Reserve update. This was partially offset by higher gold prices realized on ounces sold.

Adjusted earnings for 2020 were $177.8 million or $0.95 per share compared to $100.7 million or $0.55 per share for the fourth quarter 2019. The adjusted earnings increase in the fourth quarter 2020 was primarily the result of higher gold prices realized.

In 2020, the Company generated revenue of $617.6 million which included $619.1 million of revenue from contracts with customers plus a loss on trade receivables at fair value related to provisional pricing adjustments of $1.5 million. During 2019, the Company generated revenue of $484.5 million which included $477.9 million of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $6.6 million. The increase in revenue was the result of higher gold prices realized on ounces sold in the period partially offset by lower gold ounces sold due to lower production.

In 2020, the Company sold 347,923 ounces of gold, at an average realized price of $1,799 per ounce, generating $611.1 million in revenue from contracts with customers. In 2019, the Company sold 351,348 ounces of gold, at an average realized price of $1,405 per ounce, generating $471.4 million in revenue from contracts with customers. The average LBMA AM and PM market price over 2020 was $1,770 (2019 – $1,393) per ounce of gold.

Total cost of sales for 2020 were $396.3 million or $1,139 per ounce of gold sold compared to $333.2 million or $948 per ounce of gold sold in 2019.

In 2020, production costs, after adjustments for changes in inventories, were $257.9 million compared to $226.3 million in 2019. Production costs increased in respect of contractors, supplies and consumables due to additional lateral development and definition drilling and for major scheduled shutdowns. In 2020, mine general and administrative costs increased due to COVID-19 safety protocols.

Total cash costs for 2020 were $777 per ounce of gold sold compared to $680 per ounce of gold sold in 2019. Total cash costs increased due to higher production costs for additional lateral development and definition drilling as well as COVID-19 safety protocols.

AISC for 2020 totaled $981 per ounce of gold sold compared to $888 per ounce of gold sold in in 2019. AISC increased for the same reasons as total cash costs and costs associated with the departure of the former officers offset by higher silver by-product credits and lower treatment and refinery charges. Costs associated with COVID-19 safety protocols and the departure of former officers impacted AISC by $44 per ounce of gold sold.

In 2020, the Company incurred $27.5 million of sustaining capital expenditures compared to $22.9 million in 2019. Significant sustaining capital expenditures during 2020 included Mineral Resource drilling and drill equipment ($8.9 million), capitalized development costs ($3.3 million), costs incurred to date for the construction of the new bulk gravity lab ($2.2 million) and mill building improvements ($1.3 million). In 2019, sustaining capital expenditures included access road development, the purchase of underground RC drills and capitalized development costs.

Liquidity and Capital Resources

Cash and cash equivalents were $174.8 million as at December 31, 2020 increasing by $151.6 million from $23.2 million as at December 31, 2019.

Over the full year 2020, the Company repaid $226.7 million of its senior secured loan facility (the “Loan Facility”) using cash generated from operations and proceeds from the sale of Snowfield. As at December 31, 2020, the outstanding balance on the Loan Facility was $171.3 million.

Regional Grassroots Exploration

The 2020 regional grassroots exploration program included 25,350 meters of diamond drilling completed in four mineralized zones across the 1,200-square kilometer property that surrounds the Brucejack Mine. The highlight from the program was the discovery of epithermal-style gold mineralization in the Hanging Glacier Zone, located four kilometers northwest from the Brucejack Mine. This new zone of gold mineralization demonstrates the district-scale potential at Brucejack. See our news release dated December 16, 2020 for more information, including assays from the program.

Hanging Glacier Zone

The Hanging Glacier Zone comprises two areas – North Hanging Glacier and South Hanging Glacier – defined by anomalous gold in soil samples that extend over 1.5 kilometers by 1.0 kilometer. Drilling at Hanging Glacier tested two high-grade gold in soil anomalies assaying up to 3.21 grams per tonne gold and followed up on mineralization intersected during the 2015 exploration program (see news release dated October 8, 2015).

At North Hanging Glacier, drilling intersected gold mineralization hosted in pyrite localized along a monzonitic porphyry intrusion. The 2020 discovery hole, BR-107, assayed 1.3 grams per tonne gold over 101.0 meters. A 100-meter northwest step out hole, BR-132, assayed 2.1 grams per tonne gold over 102.0 meters, including 9.55 grams per tonne gold over 13.0 meters, showing lateral continuity of the gold mineralization along the porphyry contact.

At South Hanging Glacier, drilling intersected broad intervals of low-grade gold hosted in disseminated pyrite. An epithermal-style, quartz-carbonate vein intersected in Hole BR-112 hosted native gold and pyrargyrite, assaying 8.97 grams per tonne gold and 5,150 grams per tonne silver over 1.0 meter. Drilling at South Hanging Glacier is located further from the porphyry contact, showing the potential size of the epithermal system.

2020 Mineral Resource and Mineral Reserve Reconciliation and Planned Technical Updates

On March 9, 2020, we announced an updated Mineral Reserve (the “2020 Mineral Reserve”), Mineral Resource (the “2020 Mineral Resource”) and Life of Mine (“LOM”) Plan (the “2020 LOM Plan”, and together with the 2020 Mineral Reserve and 2020 Mineral Resource, the “2020 Updates”) for the Brucejack Mine, which highlight the continued robust economics and the long-life of the Brucejack Mine. The effective date of the 2020 Mineral Reserve and 2020 Mineral Resource is January 1, 2020. The 2020 Updates are detailed in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) Technical Report (the “2020 Report”) entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” dated effective March 9, 2020.

2020 Mineral Reserve Reconciliation

The 2020 Mineral Reserve reconciliation was completed by evaluating the 2020 Mineral Reserves against the 2020 milled actuals for the period January 1, 2020 to December 31, 2020. In 2020, ore was mined from 69 stopes over 11 levels from the 1110-meter level up to and including the 1410-meter level. This mining horizon spanned a distance of approximately 540 meters east to west and 310 meters north to south. The table below summarizes the comparison.

Reconciliation of 2020 Mineral Reserve to 2020 Milled Actuals1

	Tonnes (000’s)	Gold Grade[2] (g/t)	Contained Gold[4] Ounces (000’s)
2020 Milled Actuals	1,307	8.5	359
2020 Mineral Reserves[3]	1,255	9.1	368
Reconciliation (Actuals/Reserves)	104%	94%	97%

1.	Rounding of some figures may lead to minor discrepancies in totals.

2.	Gold Grade of 2020 Mineral Reserves is inclusive of a mine call factor (the “Mine Call Factor”) and mining dilution. See news release dated March 9, 2020 for more information on the Mine Call Factor.

3.	Material included in the 2020 Mineral Reserves is inclusive of all reserve material depleted in 2020.

4.	Contained gold is not inclusive of milling recovery.

The 2020 milled actuals contain approximately 4% more tonnes than the 2020 Mineral Reserves primarily due to mining out-of-reserve material deemed economic by the grade control program as well as greater than planned stope dilution. Compared to the Mineral Reserve reconciliation for 2019, the 2020 Mineral Reserve gold grade reconciliation improved from 72% in 2019 to 94% in 2020 (Actuals/Reserves). This improvement can be attributed to the inclusion of the Mine Call Factor and the updated 2020 Mineral Resource model (see news release dated March 9, 2020).

2020 Mineral Resource Reconciliation

The 2020 Mineral Resource reconciliation compares ounces estimated in the January 2020 Mineral Resource model for the areas mined in 2020 to the actual ounces delivered to the mill. Reconciliation of the January 2020 Mineral Resource model for the period January 1, 2020 to December 31, 2020 was approximately 100% on tonnes and 129% on ounces (Actuals/Resources). The ounces for the areas mined in 2020 are estimated in the 2020 Mineral Resource model to be 279,144 ounces (delivered to the mill) at 6.7 grams per tonne and 1,305,823 tonnes; while the actual ounces for the areas mined were 358,894 ounces (delivered to the mill) at 8.5 grams per tonne and 1,307,483 tonnes. The lower estimated ounces are conjointly a consequence of:

●	the presence of the 2020 mined out-of-reserve material originally estimated as uneconomical but added to the mine plan in 2020 based on high-density definition drilling and grade control interpretation; and

●	an improvement in the overall precision of the high-grade estimation in the January 2020 resource model, resulting in fewer incidents of over-estimation.

Planned Technical Study Updates

The Company expects to release an updated Mineral Resource and Mineral Reserve estimate and revised Life of Mine Plan in the first half of 2022. The 2020 Mineral Resource model includes portions of the January 2019 and December 2013 Mineral Resource models that have required the application of the Mine Call Factor in the Mineral Reserve. The 2022 Mineral Resource and Mineral Reserve will update the entire modelling area of the Valley of the Kings Zone with the available results of the extensive 2021 drill program, and will incorporate previous drilling, coupled with knowledge gained from more than three years of mining.

2021 Outlook1

Gold Production	325,000 – 365,000 oz
Average Grade	7.5 – 8.5 g/t
Recovery Rate	~ 97%
Cash Cost	$820 – 920 / oz sold
Sustaining Capital	$50 - $55 million
All-in Sustaining Cost	$1,060 - $1,190 / oz sold
Expansion Capital	$55 - $65 million
Free Cash Flow[2]	$120 – $170 million

Abbreviations: g/t (grams per tonne) and oz (ounces).

1	Previously announced (see news release dated January 18, 2021)

2	Based on a gold price of $1,700 per ounce.

Management believes that 2021 guidance is achievable assuming there is no new significant impact on operations at the Brucejack Mine, including due to the COVID-19 pandemic. We have taken precautions to mitigate the risk of COVID-19. However, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on the Company’s business, operations and operating results, financial condition, liquidity and market for our securities.

Production Guidance

As previously disclosed, gold production at the Brucejack Mine for 2021 is expected to be in the range of 325,000 to 365,000 ounces. The processing rate is expected to average 3,800 tonnes per day with average annual gold grade ranging between 7.5 grams per tonne to 8.5 grams per tonne at a targeted gold recovery of 97% (see news release dated January 18, 2021).

Financial Guidance

As previously disclosed, AISC for 2021 is expected to range from $1,060 to $1,190 per ounce of gold sold with total cash costs expected to range from $820 to $920 per ounce of gold sold. The total cash cost and AISC estimates in 2021 as compared to the actual costs for 2020 reflect the investments in an accelerated rate of underground development, comprehensive drill programs and improvement-oriented capital expenditures (see news release dated January 18, 2021).

Continuing to advance underground development at a rate in excess of 1,000 meters per month through 2021 will expand access underground. The expanded access will provide more flexibility to build drilled-off stope inventory, allow mining operations to optimize production and provide additional platforms for resource expansion drilling.

Sustaining capital expenditures, a component of AISC, are forecasted to be between approximately $50.0 million to $55.0 million, and include the capitalized portion of underground development and drill programs as well as improvement-oriented expenses, such as electric underground haul trucks to reduce costs related to ventilation and maintenance and increase productivity.

Corporate administrative costs, a component of AISC, are forecasted to be between approximately $18.0 million to $22.0 million, including share-based compensation expense.

Free Cash Flow Forecast

Free cash flow for 2021 is expected in the range of $120.0 million to $170.0 million, at a gold price of $1,700 per ounce. The 2021 free cash flow forecast includes expansion-oriented capital expenditures which total approximately $55.0 million to $65.0 million. Expansion capital expenditures include construction of permanent camps and projects to support growth and to improve the efficiency of operations. The free cash flow forecast also includes expenditures related to the 2021 near-mine exploration program.

Exploration, Resource Expansion and Definition Drilling

Two exploration programs are planned for 2021: a definition and expansion program adjacent to the Brucejack Mine infrastructure, and a near-mine exploration program.

The 2021 Brucejack definition and expansion drill program is anticipated to total approximately 195,000 meters of drilling comprised of in-reserve definition drilling (40%), in-resource and sustaining drilling (20%) and resource expansion drilling (40%). Underground resource expansion and exploration drilling will target near-mine zones with the potential to extend mineralization underground towards the West Zone, Galena Hill, Gossan Hill, and Bridge Zone. Initially, six drills are planned to be deployed underground, with an additional two surface drills to be added during the summer.

The 2021 near-mine exploration program will focus on the new discovery at Hanging Glacier, which is easily accessible from the Brucejack Mine using existing exploration trails. A 10,000-meter surface drill program is planned to delineate the high-grade gold corridors and test for higher-grade, epithermal-style veins higher up in the stratigraphy. A high-resolution drone magnetic survey and an induced polarity (IP) survey are also being planned to further delineate the monzonitic porphyry intrusion and aid in targeting along the mineralized contacts.

Additional near-mine exploration efforts will focus on the four-kilometer trend of highly-altered rocks which outcrop from Hanging Glacier Zone northwest of the Brucejack Mine to Bridge Zone located southeast of the mine. Generative exploration work, including prospecting, soil sampling, and geophysical surveys, will be conducted to test the potential of these zones and develop new near-mine exploration targets. An additional 8,000 meters of surface drilling is planned to test these zones and expand upon the mineralization potential surrounding the Brucejack Mine.

Qualified Persons

Patrick Godin, P.Eng., Vice President and Chief Operating Officer, Pretium Resources Inc. is a Qualified Person (“QP”) as defined by NI 43-101, and has reviewed and approved the scientific and technical information contained in this news release, other than in respect of the 2020 Mineral Resource expansion underground drill program.

Stephanie Wafforn, P.Geo., Pretivm’s Resource Manager is the QP, as defined by NI 43-101, responsible for the 2020 Mineral Resource expansion underground drill program and has reviewed and approved the scientific and technical information in this news release related thereto.

Webcast and Conference Call

The webcast and conference call to discuss the fourth quarter and full year 2020 operating and financial results and updates will take place Friday, February 26, 2021 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, February 26, 2021 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until March 12, 2021:

Toll Free (North America)	1-800-319-6413
Access Code	5575

About Pretivm

Pretivm is an intermediate gold producer and owns 100% the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Troy Shultz

Manager, Investor Relations &

Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784

invest@pretivm.com

(SEDAR filings: Pretium Resources Inc.)

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s management’s discussion and analysis for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the effects of the COVID-19 outbreak as a global pandemic and the Brucejack Mine, including anticipated operational and financial impacts and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans, including related protocols and procedures; production and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated costs and cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith; debt, operating and other obligations and commitments including their payment and timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our definition, sustaining, expansion and underground exploration drill programs and our grassroots exploration program, and the results, benefits, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including any updates thereto; parameters, assumptions and interpretation models used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our officer compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; payment of taxes, our tax rate and the recognition of our previously unrecognized income tax attributes; changes in accounting policies and new accounting standards applicable to the Company (including methods of adoption) and their effects; statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; the impact of financial instruments on our earnings; and the fatal incident at the Brucejack Mine, the investigation(s) of such incident and the findings and outcomes of such investigation(s). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic and at the Brucejack Mine on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations; the effectiveness of our COVID-19 management plans, related protocols and preventative measures; the effect of restrictive covenants pursuant to the Loan Facility; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, gold grade, milling recovery, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold and silver price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risks in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation, processing and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; adequate internal control over financial reporting; various tax-related matters; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; maintaining our social license to operate; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles; the ability of our new officers to successfully transition into their roles; some of our directors’ and officers’ involvement with other natural resource companies; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; our anti-takeover provisions could discourage potentially beneficial third-party takeover offers; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; future sales or issuances of our debt or equity securities; the trading price of our common shares is subject to volatility due to market conditions; our ability to pay dividends in the foreseeable future; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 outbreak, including on our operations and workforce; planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Mine ; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; and the impact of the COVID-19 outbreak. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our other disclosure documents filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

Cautionary Notes to United States Investors

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this news release was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to United States companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this news release will not be comparable to similar information made public by United States companies reporting pursuant to SEC disclosure requirements.